Exhibit 99.1

AIOS Tech Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, April 3, 2026 – AIOS Tech Inc. (NASDAQ: AIOS) (the “Company”), today announced that, on April 1, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the Class A Common Shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirements of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Class A Common Shares on Nasdaq. Nasdaq has provided the Company with a compliance period of 180 calendar days, or until September 28, 2026, to regain compliance with Nasdaq continued listing requirements. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirements, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company's securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to regain compliance in a timely manner with Nasdaq's continued listing requirements. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

About AIOS Tech Inc.

Following its recently approved strategic transformation plan, AIOS Tech Inc. is repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. AIOS Tech Inc. is focused on delivering innovative information technology solutions, advanced data services, and artificial intelligence-powered offerings to a diverse commercial client base. Its core businesses include digital transformation services, tailored IT solutions for the financial sector, enterprise data solutions, and the development of AI platforms and infrastructure to drive efficiency and growth for clients across multiple industries.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to the implementation of the strategic transformation; the Company’s ability to successfully execute its exit from legacy business lines in a timely and cost-effective manner; the Company’s ability to develop its new business lines and achieve market acceptance for its new services; the impact of the transition on its financial performance, including potential for decreased revenue and sustained losses; the costs associated with developing new technologies and services; competition in the IT services and data solutions markets; the Company’s ability to attract and retain qualified personnel; and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For investor and media inquiries, please contact:

AIOS Tech Inc.

Investor Relations
Email: ir@nisngroup.com